                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


                                   (Mark One)

             [x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year Ended December 31, 2002
                                            -----------------

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


               For the Transition Period from ________ to ________


                         Commission File Number 1-11373
                                                -------


  Syncor International Corporation Employees' Savings and Stock Ownership Plan
--------------------------------------------------------------------------------
                            (Full Title of the Plan)


                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017

         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                 Financial Statements and Supplemental Schedule

                     Years ended December 31, 2002 and 2001


                                    CONTENTS


Report of Ernst & Young, LLP, Independent Auditors...........................  3
Report of KPMG LLP, Independent Auditors.....................................  4

Financial Statements:

Statements of Assets Available for Benefits..................................  5
Statements of Changes in Net Assets Available for Benefits...................  6
Notes to Financial Statements................................................  7

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)............... 15

Signature.................................................................... 16

Exhibits:

Exhibit 23.01 - Consent of Ernst & Young, LLP

Exhibit 23.02 - Consent of KPMG LLP

Exhibit 99.01 - Certification of a Plan Committee Member and the Plan Committee
                Chairperson, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                         Report of Independent Auditors


The Board of Directors and Stockholders
Cardinal Health, Inc.

We have audited the accompanying statement of assets available for benefits of the Syncor International Corporation Employees' Savings and Stock Ownership Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 25, 2003                                          /s/ Ernst & Young LLP

                          INDEPENDENT AUDITORS' REPORT

The Plan Committee
Syncor International Corporation:

We have audited the accompanying statements of net assets available for benefits of the Syncor International Corporation Employees' Savings and Stock Ownership Plan (the Plan) as of December 31, 2001, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                                        /s/ KPMG LLP

Los Angeles, California
July 11, 2002

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                   Statements of Assets Available for Benefits


                                                          December 31
                                                     2002              2001
                                                 -------------------------------
Assets
Investments, at fair value:
 Interest-bearing cash                           $          5       $          8
 Mutual funds                                      37,801,197         33,824,849
 Cardinal Health Inc. common stock                 80,584,348                 --
 Syncor International Corporation
   common stock                                            --         86,912,019
 Participant loans                                  2,167,768          2,051,997
                                                 -------------------------------
Total investments                                 120,553,318        122,788,873

Employer contributions receivable                     662,076                 --
                                                 -------------------------------
Total assets available for benefits              $121,215,394       $122,788,873
                                                 ===============================


See accompanying notes.

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2002 and 2001

                                                       2002                                           2001
                                      Allocated     Unallocated        Total        Allocated      Unallocated       Total
                                    ------------------------------------------------------------------------------------------
Additions to net assets
  attributed to:
    Investment income (loss):
      Net depreciation in fair
        value of investments        $  (8,509,098)  $        --   $  (8,509,098)  $ (18,670,449)  $ (6,984,818)  $ (25,655,267)
      Dividend income                     810,616            --         810,616         945,052             --         945,052
      Interest income                     188,558            --         188,558         192,370             --         192,370
                                    ------------------------------------------------------------------------------------------
    Total investment loss              (7,509,924)           --      (7,509,924)    (17,533,027)    (6,984,818)    (24,517,845)

    Contributions:
      Employer                          4,263,621            --       4,263,621              --      2,716,713       2,716,713
      Participants                      7,036,028            --       7,036,028       4,018,818             --       4,018,818
                                    ------------------------------------------------------------------------------------------
    Total contributions                11,299,649            --      11,299,649       4,018,818      2,716,713       6,735,531

    Assets transferred from
      other qualified plan              3,256,974            --       3,256,974              --             --              --
    Allocation of 447,119 shares
      of Syncor common stock upon
      repayment of ESSOP loan, at
      market, in 2001                          --            --              --      14,030,891             --      14,030,891
                                    ------------------------------------------------------------------------------------------
Total additions                         7,046,699            --       7,046,699         516,682     (4,268,105)     (3,751,423)

Deductions from net assets
  attributable to:
    Benefits paid to participants       8,620,178            --       8,620,178       6,023,663             --       6,023,663
    Interest expense                           --            --              --              --         62,779          62,779
    Allocation of 447,119 shares
      of Syncor common stock upon
      repayment of ESSOP loan,
      at market, in 2001                       --            --              --              --     14,030,891      14,030,891
                                    ------------------------------------------------------------------------------------------
Total deductions                        8,620,178            --       8,620,178       6,023,663     14,093,670      20,117,333
                                    ------------------------------------------------------------------------------------------
Decrease in net assets available
  for benefits                         (1,573,479)                   (1,573,479)     (5,506,981)    (18,361,775)   (23,868,756)

Net assets available for benefits:
  Beginning of year                   122,788,873            --     122,788,873     128,295,854     18,361,775     146,657,629
                                    ------------------------------------------------------------------------------------------
  End of year                       $ 121,215,394   $        --   $ 121,215,394   $ 122,788,873   $         --   $ 122,788,873
                                    ==========================================================================================

See accompanying notes

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                          Notes to Financial Statements

                                December 31, 2002


1. PLAN DESCRIPTION

The following description of the Syncor International Corporation Employees' Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is an Employees' Savings and Stock Ownership Plan (ESSOP) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The ESSOP has acquired 1,750,000 shares of Syncor International Corporation (the Company and Sponsor) common stock with funds borrowed from or guaranteed by the Company. The Plan covers all employees provided that they are not employed in a bargaining unit. Effective August 1, 2001, an employee who has attained age 18 and has completed three months of employment is eligible for participation in the Plan. Prior to August 1, 2001, an employee who completed one year of service, and was at least 21 years of age was eligible for participation in the Plan.

With the acquisition of the Company by Cardinal Health, Inc. (Cardinal) as of January 1, 2003 (Effective Date), the 2,895,292.487 common shares of Syncor International Corporation in the Stock Fund with a total fair value of $80,584,348 on the Effective Date was exchanged for 1,361,452.073 shares of Cardinal common stock of equal fair value. The share exchange was effected as of December 31, 2002. There are no other changes to the provisions of the Plan. All participants and assets in the Plan will be merged with and transferred to a Cardinal sponsored plan effective July 1, 2003.

CONTRIBUTIONS

Participants in the Plan may contribute from 1% to 14% of their compensation, as defined by the Plan document, on a tax-deferred basis in the Funds Deferrals Account. These contributions are allocated among the available investment funds at the participants' direction. Participants may change their deferral percentage each January 1, April 1, July 1 or October 1. Participants may direct an additional 1% or 2% tax-deferred contribution to be invested in the Stock Investment Participant Account (Stock Deferrals Account), which invests in the Company's common stock via trustee purchases on the open market or directly from the Company. Participant contributions directed to the Fund Deferrals Account and the Stock Deferrals Account are always 100% vested.

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                    Notes to Financial Statements (Continued)


1. PLAN DESCRIPTION (CONTINUED)


CONTRIBUTIONS (CONTINUED)

All employer contributions are made in the form of Company stock. Each year, the Company contributes to the Plan an amount sufficient to pay the principal and interest on loans incurred to buy Company common stock. As each quarterly loan payment is paid, Company stock is released for allocation to the participants in the form of employer contributions. Additionally, the employer matches an additional 50% of the participant's contributions in the Funds Deferrals Account with Company common stock, up to the first 4% of the participant's compensation. For those employees who became participants on or after August 1, 2001, the Company will not match the participant's pretax contributions until he or she has been a participant for 9 calendar months. The employer also contributes one share of Company common stock to match each whole share of common stock purchased with participants' tax-deferred compensation. All employer contributions are held in the participants' Stock Investment Company Accounts.

The Plan was administered by a committee (the "Plan Committee"). The Plan Committee may also approve a special allocation of Company stock to certain participants' accounts to allow the Plan to pass applicable Internal Revenue Service (Service) nondiscrimination tests. To the extent that any released shares of Company stock remain unallocated, the remaining shares are allocated to participants' accounts based on each participant's compensation as a percentage of total compensation, as defined. Total annual additions to a participant's account may not exceed the lesser of $40,000 or 100% of the participant's compensation.

Since the Effective Date of the acquisition of the Company by Cardinal, the Plan Committee members were appointed by the Human Resources and Compensation Committee of the Board of Directors of Cardinal.

The Company periodically borrows funds from outside institutions in order to repurchase Company stock and sell these shares to the Plan.

The Plan also provides for a Syncor Cash Bonus Account, specially designed for foreign employees, to hold Syncor Cash Bonus Contributions.

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                   Notes to Financial Statements (Continued)

1. PLAN DESCRIPTION (CONTINUED)


INVESTMENT OPTIONS AND DIVERSIFICATION

The Plan offers 24 investment options. Participants can direct their contributions, in 1% increments, in any of the investment options offered at the time.

Prior to January 1, 2002, a participant who had attained the age of 55 and had been a participant at least 10 years could diversify a portion of his/her Stock Investment Company Account. Such participant could diversify during the next five years 25% of the total number of shares of Company Stock allocated to the account and in the sixth year could diversify 50% of the total number of shares. There was no provision for diversification of the Stock Investment Participant Account.

INVESTMENT OPTIONS AND DIVERSIFICATION (CONTINUED)

Subsequent to January 1, 2002, a participant under the age of 55 who has been a participant at least 10 years may diversify a portion of his/her Stock Investment Company Account and Stock Investment Participant Account. Such participant may diversify 10% of the number of shares of Company stock allocated to the Stock Investment Company Account and Stock Investment Participant Account.

A participant 55 or older, who has been a participant at least 10 years, may diversify 25%, and in the fifth plan year after attaining age 55 may diversify 50% of the number of shares of Company stock allocated to the Stock Investment Company Account and Stock Investment Participant Account.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. Loans to participants are recorded in the Loan Fund. Loan terms may not exceed five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the plan administrator.

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                   Notes to Financial Statements (Continued)

1. PLAN DESCRIPTION (CONTINUED)


VESTING

Participants are 100% vested in their tax-deferred contributions. Vesting of employer contributions is based on years of credited service. There is a graded vesting schedule whereby a participant is 100% vested after five years of credited service. Participants are automatically 100% vested if the age of 65 is reached or in the case of total impairment, disability, and/or death.

PARTICIPANT ACCOUNT BALANCES

Individual accounts are maintained for each participant's tax-deferred contribution and employer contribution balances. On a quarterly basis, earnings of the various funds are allocated to the participant account balances according to the ratio that a participant's account balance in a given fund bears to the total of all participant account balances in the fund.

BENEFIT PAYMENTS

Upon termination, disability, retirement, death or certain hardship cases, participants or their beneficiaries are entitled to receive their vested balances in the form of a single lump-sum distribution of cash and Company stock. The Company allows participants to make withdrawals for certain "hardship" cases, which are not loans but permanent fund withdrawals not to exceed the participants' vested account balance. Such withdrawals are reviewed and approved by the Plan Committee for compliance with documented restrictions.

ADMINISTRATIVE EXPENSES

The Company pays for all administrative expenses. Loan administrative expenses are paid by individual loan applicants through their accounts.

ADMINISTRATION

As record keeper and asset custodian of the plan, T. Rowe Price Retirement Plan Services, Inc. (T. Rowe) maintains certain accounting and other records of the Plan transactions and assets. Therefore, the Plan and the Plan Committee rely on
T. Rowe to provide the appropriate information for purposes of preparation of the financial statements for the Plan. Although certain procedures are designed to obtain reasonable assurance about whether the information provided by T. Rowe is complete and free of material misstatement, the Plan and Plan Committee's ability to verify the information is somewhat limited. For purposes of disclosures made in these financial statements and related certifications, the Plan and Plan Committee have no reason to believe that the information provided by T. Rowe does not fairly present, in all material respects, the financial condition and results of operations of the Plan.

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                   Notes to Financial Statements (Continued)

1. PLAN DESCRIPTION (CONTINUED)


ASSET TRANSFER

Effective December 31, 2001, the Lafayette Pharmaceuticals Incorporated 401(k) Profit Sharing Plan (the Lafayette Plan) merged into the Plan. The participant accounts and the assets of the Lafayette Plan were transferred into the Plan as of February 2002 in the amount of $3,256,974. Participants of the Lafayette Plan became participants in the Plan effective January 1, 2002.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

INVESTMENTS

The Plan's mutual fund investments are stated at fair value based on the fair market value of the underlying fund investments as reported by the individual fund. The fair value of common stock is stated at the quoted market price. Participant loans are valued at cost which approximates fair value. Securities transactions are recorded on the trade-date basis. Dividends are required on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                   Notes to Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


FORFEITURES

Forfeitures are reallocated each year to the participants' accounts based on the percentage of each participant's compensation to total compensation, as defined. Total forfeitures in 2002 and 2001 were $1,031,085 and $181,945, respectively. Amounts reallocated from the forfeiture accounts during the Plan year ended on December 31, 2002 and 2001 were $9,812,150 and $1,023, respectively. The remaining forfeiture balances at December 31, 2002 and 2001 were $997,842 and $595,410, respectively.


3. TAX STATUS

On March 14, 2003, the Internal Revenue Service issued a determination letter stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code (Code) and that the Trust was exempt from income taxes under Section 501(a) of the Code. There have not been any amendments to the Plan subsequent to the date of the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.


4. SYNCOR STOCK FUND

NOTE PAYABLE AND ALLOCATION OF STOCK TO PARTICIPANTS

The note payable for the purchase of Company common stock by the ESSOP was paid off as of December 31, 2001. It was collateralized by Syncor common stock held by the Plan and was payable in quarterly principal and interest payments through December 31, 2001. The note bore interest at the lower of the prime rate or LIBOR plus 0.75%.

Upon principal payments, shares of the common stock were released for allocation to the accounts of individual Plan participants in an amount proportionate to the loan principal repaid. As the loan was paid off as of December 31, 2001, all shares have been allocated.

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                   Notes to Financial Statements (Continued)

5. INVESTMENTS

The following presents the fair value of investments that represent 5% or more of the Plan's net assets:

                                                      December 31
                                                 2002             2001
                                              -----------------------------
     Cardinal Health Inc. Stock Fund          $ 80,584,348*    $         --
     Growth Stock Fund                                  **        7,238,865
     Syncor Stock Fund                                  --       86,912,019*
     Short-term Bond Fund                        7,340,459        6,883,028

 *Participant and nonparticipant-directed
**Investment balance is less than 5% of the Plan's net assets

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                  Years ended December 31
                                                   2002             2001
                                              -----------------------------
     Mutual funds                             $ (6,138,543)    $ (1,850,278)
     Syncor Stock Fund and Cardinal
       Health, Inc. Stock Fund                  (2,370,555)     (23,804,989)
                                              -----------------------------
                                              $ (8,509,098)    $(25,655,267)
                                              =============================

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

                   Notes to Financial Statements (Continued)

6. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Syncor Stock Fund and the Cardinal Health Inc. Stock Fund (which included both participant and nonparticipant-directed investments) was as follows.

Net assets at December 31:

                                                         December 31
                                                   2002              2001
                                               ------------------------------
     Cardinal Health Inc. Stock Fund           $ 80,584,348      $         --
     Syncor Stock Fund                                  --         86,912,019
                                               ------------------------------
                                                 80,584,348        86,912,019
     Contributions receivable                       662,076               --
                                               ------------------------------
                                               $ 81,246,424      $ 86,912,019
                                               ==============================

The changes in net assets for the years ended December 31 were as follows:

                                                   2002              2001
                                               ------------------------------
     Contributions                             $  2,723,434      $  1,275,313
     Net depreciation in fair value              (2,370,555)      (23,804,989)
     Benefits paid to participants               (6,018,474)       (4,405,742)
                                               ------------------------------
                                               $ (5,665,595)     $(26,935,418)
                                               ==============================

                        Syncor International Corporation
                   Employees' Savings and Stock Ownership Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

Identity of Issuer,
 Borrower, Lessor,                                                                                   Current
 or Similar Party                Description of Investment                        Cost                Value
---------------------------------------------------------------------------------------------------------------
                       Mutual funds:
T. Rowe Price*           Ginnie Mae Fund (118,280.326 shares)                  $        **        $   1,169,792
T. Rowe Price*           High Yield Fund (43,830.291 shares)                            **              274,816
T. Rowe Price*           International Bond Fund (43,115.381 shares)                    **              400,542
T. Rowe Price*           Short-Term Bond Fund (1,529,262.365 shares)                    **            7,340,460
T. Rowe Price*           Emerging Markets Stock Fund (26,899.231 shares)                **              274,910
T. Rowe Price*           Equity Income Fund (153,105.587 shares)                        **            3,029,960
T. Rowe Price*           Equity Index 500 Fund (234,439.737 shares)                     **            5,549,189
T. Rowe Price*           Financial Services Fund (31,594.546 shares)                    **              529,209
T. Rowe Price*           Growth Stock Fund (321,195.022 shares)                         **            5,967,804
T. Rowe Price*           International Stock Fund (93,064.045 shares)                   **              826,409
T. Rowe Price*           Mid Cap Growth Fund (65,081.963 shares)                        **            2,020,144
T. Rowe Price*           New Horizons Fund (29,698.136 shares)                          **              493,286
T. Rowe Price*           Prime Reserve Fund (1,701,512.510 shares)                      **            1,701,513
T. Rowe Price*           Science & Technology Fund (60,786.826 shares)                  **              755,580
T. Rowe Price*           Small-Cap Value Fund (53,240.448 shares)                       **            1,168,096
T. Rowe Price*           Value Fund (32,957.420 shares)                                 **              512,818
Liberty Funds            Liberty Acorn Fund (53,003.197 shares)                         **              821,550
UBS                      UBS U.S. Bond Class Y (126,355.177 shares)                     **            1,369,690
Invesco                  Invesco U.S. Govt Securities (42,474.799 shares)               **              322,809
Warburg Pincus           Fixed Income (125,785.397 shares)                              **            1,236,963
Janus                    Growth and Income Fund (59,901.025 shares)                     **            1,398,090
Janus                    Janus Overseas (36,585.288 shares)                             **              559,389
Morgan Stanley           MAS Equity Institutional (10,180.019 shares)                   **               78,183

                       Common stock:
Cardinal Health Inc.*    Cardinal Health Inc. Stock (1,361,452.073 shares)
                            $59.19 per share***                                 80,584,348           80,584,348

                       Participant loans:
Participant loans*       Various maturities; balance collateralized by
                           participant account, interest rates range from
                           6.0% to 11.5%                                                **            2,167,768
                                                                                                   ------------
                                                                                                   $120,553,318
                                                                                                   ============

*Party-in-interest.
**This is a participant-directed investment. Cost information is not required. ***This fund is participant directed and nonparticipant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    SYNCOR INTERNATIONAL
                                    CORPORATION EMPLOYEES' SAVINGS
                                    AND STOCK OWNERSHIP PLAN


Date: June 30, 2003                 /s/ Richard J. Miller
                                    ----------------------------------------
                                    Richard J. Miller, Plan Committee Member